Sparx Holdings Group, Inc.
Statements of Operations

	Year Ended June 30, 2023	Year Ended June 30, 2022
Operating expenses		
Research & Development	$ 842	$ -
General & Administrative	46,843	5,743
Total operating expenses	47,685	5,743
Net loss	$ (47,685)	$ (5,743)
Basic and Diluted net loss per common share	$ (0.00)	$ (0.00)
Weighted average number of common shares outstanding - Basic and Diluted	257,152,507	178,750,031

The accompanying notes are an integral part of these financial statements.

Sparx Holdings Group, Inc.
Statement of Changes in Stockholders' Deficit
For the Years Ended June 30, 2023 and June 30, 2022

	Common Shares	Par Value Common Shares	Additional Paid-in Capital	Accumulated Deficit	Total
Balances, June 30, 2021	-	$ -	$ 960	$ (4,710)	$ (3,750)
Common shares issued in reorganization	178,750,031	17,875	(17,875)	-	-
Expenses paid on behalf of the Company and contributed to capital	-	-	9,493	-	9,493
Net loss	-	-	-	(5,743)	(5,743)
Balances, June 30, 2022	178,750,031	$ 17,875	$ (7,422)	$ (10,453)	$ -
Common shares sold	5,000,000	500	99,500	-	100,000
Common shares issued as compensation	100,075,000	10,008	5,993	-	16,000
Expenses paid on behalf of the Company and contributed to capital	-	-	27,303	-	27,303
Contributions to capital	-	-	4,001	-	4,001
Net loss	-	-	-	(47,685)	(47,685)
Balances, June 30, 2023	283,825,031	$ 28,383	$ 129,375	$ (58,138)	$ 99,619

The accompanying notes are an integral part of these financial statements.

Sparx Holdings Group, Inc.
Balance Sheet

		June 30, 2023		June 30, 2022
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	100,219	$	-
TOTAL ASSETS		100,219		-
LIABILITIES AND STOCKHOLDERS' DEFICIT				
CURRENT LIABILITIES				
Accrued Expenses	$	600	$	-
TOTAL LIABILITIES	$	600	$	-
Stockholders' Equity (Deficit)				
Preferred stock ($.0001 par value, 5,000,000 shares authorized; 0 issued and outstanding as of June 30, 2023, and June 30, 2022)		-		-
Common stock ($.0001 par value, 500,000,000 shares authorized, 283,825,031 shares issued and outstanding as of June 30, 2023; $.0001 par value, 200,000,000 shares authorized, 178,750,031 shares issued and outstanding as of June 30, 2022)		28,383		17,875
Additional paid-in capital		129,374		(7,422)
Accumulated deficit		(58,138)		(10,453)
Total Stockholders' Equity (Deficit)		99,619		-
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT)	$	100,219	$	-

The accompanying notes are an integral part of these financial statements.

Sparx Holdings Group, Inc.
Statements of Cash Flows

		Year Ended June 30, 2023		Year Ended June 30, 2022
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss	$	(47,685)	$	(5,743)
Adjustment to reconcile net loss to net cash used in operating activities:				
Expenses contributed to capital		27,303		9,493
Share-based compensation		16,000		-
Changes in current assets and liabilities:				
Accrued expenses		600		(3,750)
Net cash used in operating activities		(3,782)		-
CASH FLOWS FROM FINANCING ACTIVITIES:				
Cash from the sale of common shares	$	100,000	$	-
Cash contributions to the Company from related party		4,001		-
Net cash provided by financing activities		104,001		-
Net change in cash	$	100,219	$	-
Beginning cash balance		-		-
Ending cash balance	$	100,219	$	-
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:				
Interest paid	$	-	$	-
Income taxes paid	$	-	$	-

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

Note 1 - Organization and Description of Business

The Company was originally incorporated on June 30, 2021, in the State of Nevada with the name, "Prime Time Holdings, Inc."

On June 30, 2021, Jeffrey DeNunzio was appointed Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and Director of the Company.

On September 14, 2021, the Company entered into an "Agreement and Plan of Merger", whereas it agreed to, and subsequently participated in, a Nevada holding company reorganization pursuant to NRS 92A.180, NRS 92A.200, NRS 92A.230 and NRS 92A.250 ("Reorganization"). The constituent corporations in the Reorganization were China Shouguan Investment Holding Group Corp. ("CHSO" or "Predecessor"), Sparx Holdings Group, Inc., FKA "Prime Time Holdings, Inc." ("Successor"), and Prime Time Merger Sub, Inc. ("Merger Sub").

Immediately prior to the Reorganization, Prime Time Holdings, Inc. issued 1,000 common shares of its common stock to Predecessor and Merger Sub issued 1,000 shares of its common stock to Prime Time Holdings, Inc. As such, immediately prior to the merger, Prime Time Holdings, Inc. became a wholly owned direct subsidiary of China Shouguan Investment Holding Group Corp. and Merger Sub became a wholly owned and direct subsidiary of Prime Time Holdings, Inc.

On September 15, 2021, Prime Time Holdings, Inc. filed Articles of Merger with the Nevada Secretary of State. The merger became effective on September 17, 2021, at 9:00 AM PST ("Effective Time"). At the Effective Time, Predecessor was merged with and into Merger Sub (the "Merger), and Predecessor became the surviving corporation. Each share of Predecessor common stock issued and outstanding immediately prior to the Effective Time was converted into one validly issued, fully paid and non-assessable share of Prime Time Holdings, Inc.'s ("Successors") common stock. The result of the merger was that all previous shareholders of Predecessor became the identical shareholders of PRTM holding an equivalent amount of shares in PRTM that they previous held in CHSO prior to the merger. The Agreement and Plan of merger were made a part of the Articles of Merger that were filed as EX-99.1 to the Form 8-K filed with the Commission on September 20, 2021.

At the Effective Time, Prime Time Holdings, Inc., as successor issuer to China Shouguan Investment Holding Group Corp. continued to trade in the OTC MarketPlace under the previous ticker symbol "CHSO" until the new ticker symbol "PRTM" for the Company was released into the OTC MarketPlace on September 21, 2021. The Company was given a new CUSIP Number by CUSIP Global Services for its common stock of 74167E103.

On September 17, 2021, after the completion of the Holding Company Reorganization, we cancelled all of the stock held in China Shouguan Investment Holding Group Corp. resulting in China Shouguan Investment Holding Group Corp. as a stand-alone company.

Our common stock traded in the OTC Markets under the Predecessor ticker symbol "CHSO" under which the common stock of Predecessor previously listed and traded until the new ticker symbol "PRTM" was announced September 20, 2021 on the Financial Industry Regulatory Authority's daily list with a market effective date of September 21, 2021. We were given a new CUSIP Number of 74167E103.

The Company believes that the Reorganization, was not a transaction of the type described in subparagraph (a) of Rule 145 under the Securities Act of 1933 and the consummation of the Reorganization will not be deemed to involve an "offer", "offer to sell", "offer for sale" or "sale" within the meaning of Section 2(3) of the Securities Act of 1933. The Reorganization was consummated without the vote or consent of the Company's stockholders. In addition, the provisions of NRS 92A.180 did not provide a stockholder of the Company with appraisal rights in connection with the Reorganization. The Company believes that in the absence of any right of any of the Company's stockholders to vote with respect to the Reorganization or to insist that their shares be purchased for fair value, the Reorganization could not be deemed to involve an "offer" "offer to sell"; or "sale" within the meaning of Section 2(3) of the Securities Act of 1933.

On May 18, 2022, Mr. Jeffrey DeNunzio resigned as the Company's Chief Executive Officer, Chief Financial Officer, President, Secretary, and Treasurer. He remains a Director of the Company.

The resignations of Mr. Jeffrey DeNunzio were not the result of any disagreement with the Company on any matter relating to its operations, policies, or practices. There is no arrangement or understanding among the newly appointed officers and directors or any other person pursuant to which they were appointed as a director and officer of the Company.

On May 18, 2022, Ms. Cassandra DeNunzio was appointed as the Company's Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and Director.

Following the appointment of Ms. Cassandra DeNunzio, the Company began to seek business opportunities in the area of fire suppression technologies.

Our majority shareholder, NVC Holdings, LLC, a Wyoming Limited Liability Company, and our Directors, Mr. Jeffrey DeNunzio and Ms. Cassandra DeNunzio, executed a resolution to ratify, affirm, and approve a name change from Prime Time Holdings, Inc. to Sparx Holdings Group, Inc. The aforementioned parties also approved, via the same resolution, to change the Company's ticker symbol and the authorized shares of Common Stock of the Company from 200,000,000 to 500,000,000.

A Certificate of Amendment to change our name and our authorized shares of Common Stock was filed with the Nevada Secretary of State on July 19, 2022.

On or about July 22, 2022, the Company initiated a FINRA corporate action to effectuate the aforementioned name change from Prime Time Holdings, Inc. to Sparx Holdings Group, Inc., and to change our ticker symbol. This corporate action has now been processed and completed. The FINRA Daily List Announcement Date for the aforementioned FINRA corporate action was November 8, 2022, while the Market Effective Date was November 9, 2022. Our ticker symbol is now SHGI. Our CUSIP number remains the same as before and did not change as a result of this FINRA corporate action.

On August 29, 2022, we entered into and consummated a Patent License Agreement ("Agreement") with Sparx Technologies, LLC, a limited liability company ("Licensor"). Licensor is solely owned and controlled by Ms. Cassandra DeNunzio, our CEO and Director. Ms. DeNunzio is the sole and first named inventor under a provisional patent application with a Serial No. 63/304,302 filed with the United States Patent Office ("USPTO") on January 28, 2022, relating to the fire protection industry and particularly a commercially available battery-operated wireless electronic fire sprinkler network.

The Patent License Agreement was filed as an exhibit to our Form 8-K, as filed with the SEC on August 29, 2022. It is incorporated herein by reference.

As a result of the Agreement, we adopted the existing operations and business plan of Sparx Technologies, LLC pursuant to the terms and conditions of the patent licensing agreement and ceased to be a shell company.

In partial consideration for the exclusive license granted by Licensor to the Company, the Company paid Sparx Holdings, LLC, a limited liability company, controlled and solely owned by Ms. DeNunzio, a non-refundable license fee upon execution of the Agreement in the amount of One Hundred Million shares (100,000,000) of the Company's common stock (the "Initial License Fee"). The Initial License Fee is consideration for the grant and continuation of the license pursuant to a five-year term. Licensor shall have no obligation or liability to return any portion of the Initial License Fee. The Company shall pay Licensor a royalty of fifty percent (50%) of Licensee's Net Sales of all Licensed Products developed and sold by the Company. Ownership of the licensed technology prior to, during the course or as a result of the Agreement, will be the sole and exclusive property of Licensor.

The consummation of the Agreement is deemed to be a related party transaction given Cassandra DeNunzio serves as our sole officer, and as a member of our Board of Directors. She is also the sole member and controller of Sparx Technologies, LLC.

On September 19, 2022, Sparx Technologies, LLC filed with the USPTO two Trademark Applications, Serial No. 97/597085 and Serial No. 97/5977092. SPARX^{TM} corresponds to Serial No. 97/597085 and the graphic (logo) appearing on the first page of this Form 10-Q corresponds to Serial No. 97/5977092.

On or about January 4, 2023, the Company issued 75,000 shares of our Common Stock to a non-related party in exchange for their services related to designing a component of a battery-operated wireless electronic sprinkler network that is currently being developed by Sparx Technologies, LLC. The battery-operated wireless electronic sprinkler network remains in the prototype stages of development. No consideration was exchanged pursuant to this transaction.

On January 20, 2023, Sparx Technologies, LLC filed a utility patent application with the USPTO under 35 USC 111(a) for a Mesh Network Fire Suppression System and Associated Methods with Serial No. 18/099,584. A prior provisional application with Serial No. 63/304,302 was issued by the USPTO on January 28, 2022. In addition, an international patent application (PCT) was also filed with the USPTO on January 23, 2023, resulting in international patent pending status. An international application Serial No. PCT/US23/11314 was issued by the USPTO.

On March 31, 2023, we filed a Form 1-A Offering Statement that was subsequently qualified by the SEC on April 11, 2023.

We use the home office space and equipment of our directors at no cost.

We have no employees at this time, and we rely upon the services of our sole officer Cassandra DeNunzio, and our two directors, Jeffrey DeNunzio and Cassandra DeNunzio.

The Company has elected June 30th as its year end.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles, generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents at June 30, 2023 and June 30, 2022 were $100,219 and $0, respectively.

Income Taxes

The Company accounts for income taxes under ASC 740, "*Income Taxes*." Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations. No deferred tax assets or liabilities were recognized at June 30, 2023 and June 30, 2022.

Basic Earnings (Loss) Per Share

The Company computes basic and diluted earnings (loss) per share in accordance with ASC Topic 260, *Earnings per Share*. Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the reporting period. Diluted earnings (loss) per share reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised or equity awards vest resulting in the issuance of common stock that could share in the earnings of the Company.

The Company does not have any potentially dilutive instruments as of June 30, 2023 and, thus, anti-dilution issues are not applicable.

Fair Value of Financial Instruments

The Company's balance sheet includes certain financial instruments. The carrying amounts of current assets and current liabilities approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization.

ASC 820, *Fair Value Measurements and Disclosures*, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
- Level 3 - Inputs that are both significant to the fair value measurement and unobservable.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments. These financial instruments include accrued expenses.

Related Parties

The Company follows ASC 850, *Related Party Disclosures,* for the identification of related parties and disclosure of related party transactions.

Share-Based Compensation

ASC 718, "*Compensation – Stock Compensation*", prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, "*Equity – Based Payments to Non-Employees.*" Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

The Company had no stock-based compensation plans as of June 30, 2023.

The Company's stock-based compensation for the periods ended June 30, 2023 and June 30, 2022 was $16,000 and $0, respectively.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842). ASU 2016-02* is amended by ASU 2018-01, ASU2018-10, ASU 2018-11, ASU 2018-20 and ASU 2019-01, which FASB issued in January 2018, July 2018, July 2018, December 2018 and March 2019, respectively (collectively, the amended ASU 2016-02). The amended ASU 2016-02 requires lessees to recognize on the balance sheet a right-of-use asset, representing its right to use the underlying asset for the lease term, and a lease liability for all leases with terms greater than 12 months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from current GAAP. The amended ASU 2016-02 retains a distinction between finance leases (i.e. capital leases under current GAAP) and operating leases. The classification criteria for distinguishing between finance leases and operating leases will be substantially similar to the classification criteria for distinguishing between capital leases and operating leases under current GAAP. The amended ASU 2016-02 also requires qualitative and quantitative disclosures designed to assess the amount, timing, and uncertainty of cash flows arising from leases. A modified retrospective transition approach is permitted to be used when an entity adopts the amended ASU 2016-02, which includes a number of optional practical expedients that entities may elect to apply.

We have no assets and or leases that we believe will be impacted in the foreseeable future by the newly adopted accounting standard(s) mentioned above.

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Note 3 - Going Concern

The Company's financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business.

The Company demonstrates adverse conditions that raise substantial doubt about the Company's ability to continue as a going concern for one year following the issuance of these financial statements. These adverse conditions are negative financial trends, specifically operating loss, working capital deficiency, and other adverse key financial ratios.

The Company has not established any source of revenue to cover its operating costs. Management plans to fund operating expenses with related party contributions to capital or with capital from the sales of common stock. There is no assurance that management's plan will be successful. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event that the Company cannot continue as a going concern.

Note 4 - Income Taxes

The Company has not recognized an income tax benefit for its operating losses generated based on uncertainties concerning its ability to generate taxable income in future periods. The tax benefit for the period presented is offset by a valuation allowance established against deferred tax assets arising from the net operating losses, the realization of which could not be considered more likely than not. In future periods, tax benefits and related deferred tax assets will be recognized when management considers realization of such amounts to be more likely than not. As of June 30, 2023, the Company has incurred a net loss of approximately $58,138 which resulted in a net operating loss for income tax purposes. The loss results in a deferred tax asset of approximately $12,209 at the effective statutory rate of 21%. The deferred tax asset has been offset by an equal valuation allowance. Given our inception on June 30, 2021, and our fiscal year end of June 30, 2023, we have completed only three taxable fiscal years.

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company has incurred a net operating loss carryforward of $58,138 which begins expiring in 2036. The Company has adopted ASC 740, "Accounting for Income Taxes", as of its inception. Pursuant to ASC 740 the Company is required to compute tax asset benefits for non-capital losses carried forward. The potential benefit of the net operating loss has not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the loss carried forward in future years.

Significant components of the Company's deferred tax assets are as follows:

	June 30,	
	2023	2022
Deferred tax asset, generated from net operating loss	$ 12,209	$ 2,195
Valuation allowance	(12,209)	(2,195)
	$ —	$ —

The reconciliation of the effective income tax rate to the federal statutory rate is as follows:

Federal income tax rate	21.0%	21.0%
Increase in valuation allowance	(21.0%)	(21.0%)
Effective income tax rate	0.0%	0.0%

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to use in future years.

Note 5 - Commitments and Contingencies

The Company follows ASC 450-20, *Loss Contingencies,* to report accounting for contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. There were no commitments or contingencies as of June 30, 2023.

Note 6 - Shareholder Equity

Preferred Stock

The authorized preferred stock of the Company consists of 5,000,000 shares with a par value of $0.0001. There were 0 shares of Preferred Stock issued and outstanding as of June 30, 2023, and June 30, 2022.

Common Stock

As of June 30, 2023, the authorized common stock of the Company consists of 500,000,000 shares with a par value of $0.0001.

As of June 30, 2022, the authorized common stock of the Company consists of 200,000,000 shares with a par value of $0.0001.

There were 283,825,031 and 178,750,031 shares of common stock issued and outstanding as of June 30, 2023 and June 30, 2022, respectively.

On or about May 3, 2023, the Company sold 5,000,000 shares of our Common Stock to a non-related party at $.02 per share for total proceeds of $100,000.

On or about January 4, 2023, the Company issued 75,000 shares of our Common Stock to a non-related party in exchange for services related to the Company (see Note 1).

On August 29, 2022, 100,000,000 shares of common stock were issued to Sparx Holdings, LLC as compensation for licensing rights (see Note 1).

Effective September 17, 2021, the Company reorganized and merged with China Shougan Investment Holding Group Corp ("CHSO") whereas the outstanding common shares of CHSO became the outstanding shares of the Company (see Note 1).

Additional Paid-In Capital

The Company's CEO, Cassandra DeNunzio, contributed cash totaling $4,001 to the Company during the period ended June 30, 2023. These contributions were made with no expectation of repayment and are posted as additional paid-in capital.

The Company's director, Jeffrey DeNunzio, paid expenses on behalf of the company totaling $27,303 during the period ended June 30, 2023.

The Company's director, Jeffrey DeNunzio, paid expenses on behalf of the company totaling $9,453 during the period ended June 30, 2022.

The Company's director, Jeffrey DeNunzio, paid expenses on behalf of the company totaling $960 during the period ended June 30, 2021.

The $37,716 in total payments are considered contributions to the company with no expectation of repayment and are posted as additional paid-in capital.

Note 7 - Related-Party Transactions

Office Space

We utilize the home office space and equipment of our management at no cost.

Note 8 - Subsequent Events

Management has reviewed financial transactions for the Company subsequent to the period ended June 30, 2023 and has found that there was nothing material to disclose except for the following:

Subsequent to June 30, 2023, the Company's director, Jeffrey DeNunzio, paid expenses on behalf of the company totaling approximately $2,666. These payments are considered contributions to the company with no expectation of repayment and are posted as additional paid-in capital.

In July and August of 2023, the Company sold 1,525,000 shares of our Common Stock to various shareholders at $0.02 per share, for total proceeds of $30,500, pursuant to our active Tier 2 Regulation A Offering. All of the proceeds went directly to the Company to be used for working capital.